Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 16 DATED FEBRUARY 26, 2015
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 16 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 15 dated February 9, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 16 is to disclose:

•	the status of our initial public offering; and

•	the entry into a selected dealer agreement

Status of Our Initial Public Offering

We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of February 24, 2015, we received and accepted subscriptions in our offering for 38.6 million shares, or $384.8 million, including 0.3 million shares, or $3.1 million, sold to an affiliate of NorthStar Realty Finance Corp. As of February 24, 2015, 127.2 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.

Entry into a Selected Dealer Agreement

On February 20, 2015, we entered into a selected dealer agreement, or the selected dealer agreement, with Ameriprise Financial Services, Inc., or Ameriprise, NorthStar Asset Management Group Inc., or our sponsor, NSAM J-NSII Ltd, or our advisor, and NorthStar Realty Securities, LLC, or our dealer manager, pursuant to which Ameriprise will act as a selected dealer and will offer and sell, on a best efforts basis, shares of our common stock, or our shares, pursuant to our offering.

Pursuant to the terms of the selected dealer agreement, Ameriprise generally will be: (i) paid a selling commission of up to 7.0% of the price of each share (excluding shares sold pursuant to our DRP) sold by Ameriprise; provided, however, that such selling commission shall be reduced with respect to sales to certain categories of purchasers, as described in the selected dealer agreement and the prospectus for our offering; (ii) reallowed by our dealer manager from our dealer manager fee a marketing support fee of up to 1.5% of the full price of each share (excluding shares sold pursuant to our DRP) sold by Ameriprise; (iii) reimbursed for its out-of-pocket expenses actually incurred and directly related to our primary offering consistent with the language in the prospectus for our offering and the regulations of the Financial Industry Regulatory Authority, Inc., or FINRA; and (iv) subject to applicable FINRA limitations, paid for mutually agreed upon technology costs associated with our primary offering, related costs and expenses and other costs and expenses related to the facilitation of the marketing of our shares and the ownership of shares by Ameriprise’s customers, including fees to attend conferences.

In connection with the selected dealer agreement, we will adopt and disclose a valuation policy no later than April 15, 2015, and disclose an estimated net asset value per share based upon a valuation determined by an independent valuation firm no later than November 13, 2015.

Subject to certain limitations set forth in the selected dealer agreement, we, our dealer manager, our advisor and our sponsor, jointly and severally, agreed to indemnify, defend and hold harmless Ameriprise and each person, if any, who controls Ameriprise within the meaning of the Securities Act of 1933, as amended, against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements, or omissions or alleged omissions of material fact made in connection with our offering or in certain filings with the Securities and Exchange Commission and certain other public statements, or the breach by us, our dealer manager, our advisor or our sponsor or any employee or agent acting on their behalf, of any of the representations, warranties, covenants, terms and conditions of the selected dealer agreement. In addition, we have agreed to reimburse our sponsor and our advisor for any amounts they are required to pay with respect to certain indemnification obligations to Ameriprise that they may incur concerning these matters.